

Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 68-I dated February 7, 2007

Term Sheet No. 6 to
Product Supplement No. 68-I
Registration Statement No. 333-130051
Dated February 22, 2008; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
11.95%† Reverse Exchangeable Notes due February 27, 2009
Linked to the Least Performing Common Stock of Medtronic, Inc. and Boston Scientific Corporation

† The actual interest rate will be determined on the pricing date and will not be less than 11.95%

General

- The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stocks or than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stocks, be willing to accept the risks of owning equities generally and be willing to lose some or all of their principal at maturity if the Final Share Price of either of the Reference Stocks decreases from its Initial Share Price by more than its Protection Amount.
- The notes will pay at least 11.95%† per year. You will receive one single interest payment on the Maturity Date. **However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the Final Share Price of either Reference Stock has declined from its Initial Share Price by more than its Protection Amount, as described below.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 27, 2009††.
- Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- **The terms of the notes as set forth in "Key Terms" below, including those set forth under "Key Terms – Payment at Maturity" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 68-I, supersede the terms set forth in product supplement no. 68-I. Please also refer to "Supplemental Information" in this term sheet for additional information.**
- The notes are expected to price on or about February 22, 2008 and are expected to settle on or about February 27, 2008.

Key Terms

Reference Stocks:	The common stocks of Medtronic, Inc. and Boston Scientific Corporation (each such common stock, a "Reference Stock," and together, the "Reference Stocks"). Upon the occurrence of certain corporate events with respect to the issuers of the Reference Stocks, the Reference Stocks may change during the term of the notes. See "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 68-I for further information about changes to the Reference Stocks.
Interest Rate:	At least 11.95% paid on the Maturity Date, equivalent to 11.95% per annum (calculated on a 30/360 basis). The actual interest rate will be determined on the pricing date and will not be less than 11.95% per annum.
Protection Amount:	For each Reference Stock, an amount that represents **35% of the applicable Initial Share Price of such Reference Stock, subject to adjustments. Please see "The Reference Stocks — Initial Share Prices & Protection Amounts" below for the Protection Amount for each Reference Stock.**
Maturity Date:	February 27, 2009††
Observation Date:	February 24, 2009††
CUSIP:	
Interest Payment Date:	Interest on the notes will be payable on a single date, which will be the Maturity Date.
Payment at Maturity:	You will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity ***unless*** a Trigger Event has occurred, in which case, in lieu of $1,000 in cash, you will receive the Physical Delivery Amount (or, at our election, the Cash Value thereof) for the Least Performing Reference Stock. **The market value of the shares of the Least Performing Reference Stock delivered to you as the Physical Delivery Amount or the Cash Value thereof will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal if you invest in the notes.**
Trigger Event:	A Trigger Event occurs if the Final Share Price of either Reference Stock has declined from that particular Reference Stock's Initial Share Price by more than that Reference Stock's Protection Amount.
Least Performing Reference Stock:	The Reference Stock with either (i) the greatest percentage decrease between its Initial Share Price and its Final Share Price, as compared to the percentage decreases or increases between the Initial Share Price and Final Share Price of the other Reference Stock, or, (ii) if the Final Share Price of each of the Reference Stocks has appreciated in value as compared to its respective Initial Share Price, the lowest percentage increase between such Reference Stock's Initial Share Price and its Final Share Price, as compared to the percentage increases between the Initial Share Price and Final Share Price of the other Reference Stock. The determination of the single Least Performing Reference Stock may be affected by the occurrence of certain corporate events affecting such Reference Stock. See "General Terms of Notes — Anti-dilution Adjustments."
Physical Delivery Amount:	For each Reference Stock, the number of shares of such Reference Stock, per $1,000 principal amount note, equal to $1,000 divided by the Initial Share Price of such Reference Stock, subject to adjustments.
Initial Share Price:	For each Reference Stock, the closing price of the Reference Stock on the pricing date. **Please see "The Reference Stocks — Initial Share Prices and Protection Amounts" below for the Initial Share Price for each Reference Stock.** The Initial Share Price is subject to adjustments and either Reference Stock issuer may be changed in certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-dilution Adjustments" in the accompanying product supplement no. 68-I for further information about these adjustments.
Final Share Price:	For each Reference Stock, the closing price of such Reference Stock on the Observation Date.

†† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 68-I.

Investing in the Reverse Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 68-I and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 68-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

February 22, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 68-I dated February 7, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 68-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 68-I dated February 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000405/e26246_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Supplemental Information

For purposes of this offering, the concept of a "Monitoring Period," as described in the accompanying product supplement no. 68-I, is not applicable. Instead, whether you will receive at maturity the principal amount of your notes or a number of shares of the Least Performing Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof) will depend on the closing price of each Reference Stock on a single day (the Observation Date) only, which we also refer to as the Final Share Price, as more fully described under "Key Terms — Payment at Maturity" in this term sheet. Accordingly, you should disregard the definition for the "Monitoring Period" in the accompanying product supplement no. 68-I, and you should deem references in the accompanying product supplement no. 68-I to (a) "the Monitoring Period" to be "the Observation Date", and (b) "on any day during the Monitoring Period," "during the Monitoring Period" or "on every remaining trading day to and including the last trading day in the Monitoring Period" to be "on the Observation Date".

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices for the Least Performing Reference Stock and assuming that the Final Share Price of the other Reference Stock did not decline from its Initial Share Price by more than its Protection Amount. **The following table assumes that the Least Performing Reference Stock will be the common stock of Medtronic, Inc. We make no representation or warranty as to which of the Reference Stocks will be the Least Performing Reference Stock for the purposes of calculating your actual payment at maturity.** The numbers appearing in the following table and the examples on the following page have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

- Initial Share Price: $49.00
- Interest Rate: 11.95% per annum
- Protection Amount: $17.15

Hypothetical Final Share Price of the Least Performing Reference Stock (Medtronic, Inc.)	Least Performing Reference Stock (Medtronic, Inc.) Appreciation/ Depreciation	Payment at Maturity	Total Value of Payment Received at Maturity**
$98.00	100.00%	$1,000.00	$1,000.00
$61.25	25.00%	$1,000.00	$1,000.00
$51.45	5.00%	$1,000.00	$1,000.00
$49.00	**0.00%**	**$1,000.00**	**$1,000.00**
$46.55	-5.00%	$1,000.00	$1,000.00
$39.20	-20.00%	$1,000.00	$1,000.00
$31.85	-35.00%	$1,000.00	$1,000.00
$29.40	-40.00%	20 shares of Medtronic, Inc. common stock or the Cash Value thereof	$600.00
$24.50	-50.00%	20 shares of Medtronic, Inc. common stock or the Cash Value thereof	$500.00
$12.25	-75.00%	20 shares of Medtronic, Inc. common stock or the Cash Value thereof	$250.00
$0.00	-100.00%	20 shares of Medtronic, Inc. common stock or the Cash Value thereof	$0.00

** Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Interest on the notes will be payable on a single date, which will be the Maturity Date. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table on the previous page are calculated.

Example 1: The Final Share Price of each Reference Stock has not declined from its Initial Share Price by more than its Protection Amount. Because Medtronic is the Least Performing Reference Stock and because its Final Share Price of $98.00 exceeds its Initial Share Price of $49.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The closing price of Medtronic decreases from its Initial Share Price of $49.00 to a Final Share Price of $31.85. Because Medtronic is the Least Performing Reference Stock and because its Final Share Price of $31.85 has not declined from its Initial Share Price of $49.00 by more than its Protection Amount, , you will receive $1,000 per $1,000 principal amount note at maturity, even though Medtronic's Final Share Price of $31.85 is less than its Initial Share Price of $49.00.

Example 3: The closing price of Medtronic decreases from its Initial Share Price of $49.00 to a Final Share Price of $29.40. Because Medtronic is the Least Performing Reference Stock and because its Final Share Price of $29.40 has declined from its Initial Share Price of $49.00 by more than its Protection Amount, you will receive the Physical Delivery Amount of the Least Performing Reference Stock, or, at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Least Performing Reference Stock is $29.40, the total value of your final payment at maturity, whether in cash or shares of the Least Performing Reference Stock, is $600.00.

Regardless of the performance of the Least Performing Reference Stock or the payment you receive at maturity, you will receive a single interest payment, for each $1,000 principal amount note, in the aggregate amount of approximately $119.50 on the Maturity Date. If we priced the notes on February 21, 2008, you would have received 20 shares of Medtronic, Inc. common stock or, at our election, the Cash Value thereof, at maturity, assuming that the Medtronic, Inc. common stock was the Least Performing Reference Stock and provided the Medtronic, Inc. common stock's Final Share Price declined from its Initial Share Price by more than 35%. The actual number of shares of the Least Performing Reference Stock or the Cash Value thereof you may receive at maturity and the actual Protection Amounts may be more or less than the amounts displayed in the hypothetical examples and the chart above and will depend in part on the closing price of each Reference Stock on the pricing date.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay at least 11.95% per annum interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. The actual Interest Rate will be determined on the pricing date and will not be less than 11.95% per annum. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL** — Your return of principal at maturity is protected so long as a Trigger Event does not occur. However, if a Trigger Event has occurred, you could lose the entire principal amount of your notes.

- **THE REFERENCE STOCKS —** Each of the reference stocks is a company whose primary lines of business are directly associated with the medical devices industry. The Reference Stocks may be modified in the case of certain corporate events. See " General Terms of Notes — Anti-Dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 68-I for further information.

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 68-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of the coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. If the notes had priced on February 21, 2008, we would have treated approximately 24.44% of the coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the pricing date. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 68-I dated February 7, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price of the Least Performing Reference Stock and whether the **Final Share Price of either Reference Stock** has declined from its Initial Share Price by more than its Protection Amount. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Least Performing Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Least Performing Reference Stock or the Cash Value thereof will be less than the principal amount of each note and may be zero. In addition, on the pricing date, stock prices generally in the market and stock prices for the Reference Stocks may be significantly higher than historical averages, which could increase the likelihood of subsequent declines in stock prices and of a Trigger Event with respect to one such Reference Stock. Accordingly, you could lose up to the entire principal amount of your notes.

- **YOUR PROTECTION AMOUNT MAY TERMINATE ON THE OBSERVATION DATE** — If, on the Observation Date, the closing price of either Reference Stock declines below its Initial Share Price minus its Protection Amount, you will be fully exposed to any depreciation in the Least Performing Reference Stock. Because the Final Share Price of each Reference Stock will be calculated based on the closing price of that Reference Stock on a single business day near the end of the term of the notes, the price of each Reference Stock at the maturity date or at other times during the term of the notes could be at a level above its Initial Share Price minus its Protection Amount. This difference could be particularly large if there is a significant decrease in the prices of the Reference Stocks during the later portion of the term of the notes or if there is significant volatility in the prices of the Reference Stocks during the term of the notes, especially on dates near the Observation Date.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER REFERENCE STOCK** — Unless the Final Share Price of either Reference Stock is less than its Initial Share Price by more than its Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus accrued and unpaid interest, regardless of any appreciation in the value of either Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in one or both of the Reference Stocks during the term of the notes.

- **YOU ARE EXPOSED TO THE CLOSING PRICE RISK OF EACH REFERENCE STOCK** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Reference Stocks. Rather, you will receive set interest payments at a rate of not less than 11.95% per annum and your payment at maturity is contingent upon the performance of each individual Reference Stock such that you will be equally exposed to the risks related to *both* of the Reference Stocks. Poor performance by either one of the Reference Stocks on the Observation Date may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Reference Stock.

- **THE REFERENCE STOCKS ARE CONCENTRATED IN A SINGLE INDUSTRY** — Each of the Reference Stocks has been issued by companies whose primary lines of business are directly associated with the medical devices industry. Because the value of the notes is determined by the performance of each of the Reference Stocks, an investment in these notes will be concentrated in this industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single negative economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. In addition, the medical devices industry is significantly affected by a number of factors that may either offset or magnify each other, including:

  - medical advancements and development of new treatment protocols;
  - changes or volatility in capital markets;
  - federal and foreign laws and regulations concerning the medical devices industry, including extensive regulation by the Food and Drug Administration;
  - competition among companies which engage in the development and manufacture of medical devices;
  - availability and effectiveness of intellectual property rights protection;
  - news reports relating to trends, concerns and other issues in the medical devices industry; and
  - a variety of economic, financial, political, regulatory or judicial events.

  These or other factors or the absence of such factors could cause a decline in the medical devices industry generally and could cause the value of one or both of the Reference Stocks to decrease during the term of the notes.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LEAST PERFORMING REFERENCE STOCK** — If a Trigger Event occurs, you will lose some or all of your investment in the notes. This will be true even if the Final Share Price of the other Reference Stock has appreciated in value compared to its Initial Share Price.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights, dividend payments or other distributions. In addition, the issuers of the Reference Stocks will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of a Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet or in product supplement no. 68-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **THE REFERENCE STOCKS MAY CHANGE FOLLOWING CERTAIN CORPORATE EVENTS** — Following certain corporate events relating to an issuer of a Reference Stock, such as a takeover or a going private transaction, the calculation agent will have the option to replace such Reference Stock with the common stock of a company from among the common stocks of three companies then registered to trade on the New York Stock Exchange or The NASDAQ Stock Market that have the three largest market capitalizations with the same Standard Industrial Classification Code as the issuer of that Reference Stock. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting a successor Reference Stock under "General Terms of Notes — Anti-dilution Adjustments — Reorganization Events" in the accompanying product supplement no. 68-I.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Least Performing Common Stock of Medtronic, Inc. and Boston Scientific Corporation

TS- 3

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS —** We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to, or making equity investments in, the Reference Stock issuers or providing advisory services to the Reference Stock issuers. In the course of this business, we or our affiliates may acquire non-public information about the issuers of the Reference Stocks or the Reference Stocks, and we will not disclose any such information to you. In addition, one or both of our affiliates may publish research reports or otherwise express opinions with respect to one or both of the Reference Stock issuers, and these reports may or may not recommend that investors buy or hold the Reference Stocks. As a prospective purchaser of a note, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS —** While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to one or both of the Reference Stocks. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES —** In addition to the value of the Reference Stocks and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 68-I.

The Reference Stocks

Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. The Reference Stocks may be modified in the case of certain corporate events. See "The Reference Stocks" beginning on page PS-14 of the accompanying product supplement no. 68-I for more information.

Initial Share Prices and Protection Amounts

The table below sets forth the two issuers of the Reference Stocks, as well as the ticker symbol for each Reference Stock and the U.S. exchange on which each Reference Stock is listed. See "General Terms of Notes — Anti-dilution Adjustments."

The table below indicates the Initial Share Price and Protection Amount for each Reference Stock, in each case subject to adjustments.

Ticker Symbol	Issuer	Exchange	Initial Share Price	Protection Amount
MDT	Medtronic, Inc.	NYSE	$	$
BSX	Boston Scientific Corporation	NYSE	$	$

Historical Information of the Reference Stocks

The graphs contained in this term sheet set forth the historical performance of each Reference Stock based on the weekly closing price (in U.S. dollars) of that Reference Stock from January 3, 2003 through February 15, 2008. We obtained the closing prices and other market information in this term sheet from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the price of each Reference Stock has experienced significant fluctuations. The historical performance of each Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of each Reference Stock during the term of the notes. We cannot give you assurance that the performance of each Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that each Reference Stock issuer will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on each Reference Stock.

Medtronic, Inc. ("Medtronic")

According to its publicly available filings with the SEC, Medtronic is a global leader in medical technology, alleviating pain, restoring health and extending life for people around the world. Medtronic develops, manufactures and markets medical devices for cardiac rhythm disease management; spinal and navigation; vascular; neurological diabetes; cardiac surgery; ear, nose and throat; and physio-control. The common stock of Medtronic, par value $0.10 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Medtronic in the accompanying product supplement no. 68-I. Medtronic's SEC file number is 001-07707.

Historical Information of the Common Stock of Medtronic, Inc.

The following graph sets forth the historical performance of the common stock of Medtronic based on the weekly closing price (in U.S. dollars) of the common stock of Medtronic from January 3, 2003 through February 15, 2008. The closing price of the common stock of Medtronic on February 21, 2008 was $48.95.



JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Least Performing Common Stock of Medtronic, Inc. and Boston Scientific Corporation

TS- 5

Boston Scientific Corporation ("Boston Scientific")

According to its publicly available filings with the SEC, Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties including interventional cardiology, cardio rhythm management, peripheral interventions, cardiac surgery, vascular surgery, electrophysiology, neurovascular intervention, oncology, endoscopy, urology, gynecology and neuromodulation. The common stock of Boston Scientific, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Boston Scientific in the accompanying product supplement no. 68-I. Boston Scientific' SEC file number is 001-11083.

Historical Information of the Common Stock of Boston Scientific

The following graph sets forth the historical performance of the common stock of Boston Scientific based on the weekly closing price (in U.S. dollars) of the common stock of Boston Scientific from January 3, 2003 through February 15, 2008. The closing price of the common stock of Boston Scientific on February 21, 2008 was $12.43.



Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $15.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-28 of the accompanying product supplement no. 68-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $15.00 per $1,000 principal amount note.